Joseph J. Tomasek
                             77 North Bridge Street
                          Somerville, New Jersey 08876


                                October 28, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND OVERNIGHT DELIVERY Filing Desk Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20005

Attention: Barbara C. Jacobs, Assistant Director

         RE:      Magnitude Information Systems, Inc. (the "Company")
                  Schedule 14A     Filed September 29, 2005
                  Commission File No. 0-32485

Dear Ms. Jacobs:

         On behalf of the Company, we are filing today Amendment No. 1 to the Company's Schedule 14A Proxy Statement filed with the Commission on September 29, 2005 (the "Amendment") via Edgar and in response to the comments set forth in the Staff's letter to Mr. Steven D. Rudnik, President of the Company, dated October 6, 2005.

         For the convenience of the Staff's review, we are enclosing three (3) paper copies of the Amendment marked to indicate changes made to the original filing, together with copies of the Staff's letter to the Company, dated October 6, 2005, which contains seven numbered paragraphs.

         Please be advised that Company management has determined to call a Special Meeting of Stockholders, tentatively scheduled for December 7, 2005, to not only include a stockholder vote on the Certificate of Amendment to the Company's Certificate of Incorporation, increasing the number of authorized common shares, but to also include a stockholder vote on election of directors, the approval of an amendment to the employment agreement of Steven D. Rudnik, the Company's President and Chief Executive Officer, and the ratification of the appointment of the Company's auditors for fiscal year 2005. Accordingly, the Amendment includes substantial new information and disclosures required under
Schedule 14A and Regulation S-B.

         The Company's responses to the Staff's comments set forth in the Staff letter dated October 6, 2005 letter are as follows:

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 28, 2005
Page 2

Comment No.                                          Company Response



Purpose and Approval of Amendment....page 3

1. In the last paragraph on page 3, you state that you "intend to reissue the 4,507,709 stock options and 2,283,916 warrants also surrendered...with an equal amount of common shares underlying these securities." Elsewhere in your disclosure, however, you appear to state that upon approval of the amendment increasing your number of shares authorized the surrendered options and warrants will be replaced by the granting or issuance of options and warrants on the same terms and provisions as that surrendered. Please clarify. For example, if you mean that you will reissue the options and warrants and that these reissued options and warrants will have the same terms and provisions and have an equal amount of underlying common shares underlying as those that were surrendered, please so state. If the options and warrants are not convertible into common shares on a one-to-one basis, disclose the conversion or exercise ration.

      Please be advised that the disclosures, referred to by the Staff in the last paragraph on page 3 of the original filing, have been clarified to clearly state that the Company intends to reissue the 4,507,709 stock options and 2,281,916 warrants and that these reissued options and warrants will have the same terms and provisions as those previously surrendered and will also have an equal amount of underlying common shares as those surrendered as well at page 14 of the Amendment.

2. You state that, "The Board of Directors has approved this amendment to...have the additional shares of Common Stock available for general corporate purposes, including acquisitions, equity financings, stock dividends or stock splits." You also state that "[a]part from utilizing these new common shares...[for the replacement of the surrendered options, warrants and shares] and for issuance in future equity financings," you have no current plans for the increased authorized capital. From the foregoing statement, it appears that they may be plans for the issuance of common stock in connection with future equity financings. Please revise your disclosure to discuss the plans, proposals or arrangements to issue any of the newly authorized shares of common stock in equity financings and include materially complete descriptions of the future financing transactions. In addition, if you currently have plans proposals or arrangements to issue to effect acquisitions, equity financings, stock dividends or stock splits or other transactions that would involve the issuance of your common stock, please discuss these and their material terms.

      Pursuant to the Staff's comment, we have revised the disclosure concerning management's current plans to use any of the newly authorized common shares to discuss the plans, proposals or arrangements to issue any of the newly authorized shares of common stock in equity financings: the disclosure of Company management's intention to offer up to 4,166,666 units, consisting of 1 common share and 1 common stock purchase warrant and the proposed offering terms is found at page 16 of the Amendment. Please be advised that Company management has no current plans, proposals or arrangements to issue common stock to effect acquisitions, equity financings, stock dividends or stock splits or other transactions except as expressly set forth in the Amendment which contains a representation to this effect at page 17 of the Amendment.

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 28, 2005
Page 3

3. We note your discussion of stock issuances on page 6. Please discuss how such disclosure relates to your request for written consent from stockholders for the amendment to your charter. Please clarify your disclosure. For example, please disclose if the shares issued in the discussed issuances are currently included in the disclosure at the bottom of page 6 regarding the number of shares of outstanding common stock, stock option, warrants, convertible preferred stock and irrevocable subscription agreements. With respect to your on-going private placement, please disclose the number of shares that may be issuable until such time that the private placement is completed. Finally, please discuss the consequences of the failure to obtain the requisite shareholder approval for the amendment to your charter.

      As stated in this correspondence and reflected in the Amendment, the Company has amended its original filing to substitute a Special Meeting of Stockholders to vote on the matters set forth in the Notice of Special Meeting at page 2 of the Amendment in lieu of a consent solicitation. Pursuant to the Staff's comment, we have disclosed that the stock issuances, including the number of common shares underlying outstanding stock options, warrants, convertible preferred stock and those subject to irrevocable subscription agreements are included in the 139,106,672 number of common shares currently outstanding, as well as disclosing the Company's current plans to reissue surrendered stock options, warrants and common shares to its officers and directors and the projected number of shares the Company intends to offer to accredited investors in its current private placement, identifying the projected aggregate common share requirement number of 224,035,192 common shares that will be outstanding pursuant to the Company's current plans and provided Proposal Two is approved by stockholders.

      Pursuant to the Staff's request, the Amendment includes a new disclosure discussing the consequences of the failure to obtain the requisite shareholder approval of the amendment to the Company's Certificate of Incorporation at page 17 of the Amendment.

4. We note your discussion of the possible anti-takeover effects of the increase in authorized shares. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

      Pursuant to the Staff's comment, a new disclosure informing stockholders that management might use the additional common shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders has been inserted into the Amendment at page 17. In further response to the Staff's comment, a new disclosure stating that the Company's Certificate of Incorporation or Bylaws do not contain any other provisions which the Company reasonably believes have any anti-takeover effects and that the Company has no current plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences at page 18 of the Amendment.

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 28, 2005
Page 4

The Consent Procedure, page 7

5. Please clarify what information must be included in a written notice of revocation and whether adherence to any form of such notice is necessary.

      In response to the Staff's comment, a disclosure informing shareholders of their right to revoke his or her proxy at any time prior to its exercise by giving notice to the Secretary of the Company in person, or by written notification actually received by the Secretary prior to the exercise of the proxy at the Special Meeting of Stockholders in the last paragraph of the Notice of Special Meeting of Stockholders, page 2 of the Amendment, and in the first paragraph of page 1 of the proxy statement.

6. Please advise us how you will determine the deadline date for the written consents.

      In response to the Staff's comment and as set forth in the Amendment, Company management has tentatively fixed December 7, 2005 as the date for the Special Meeting of Stockholders.

Exhibit A: Certificate of Amendment of Certificate of Incorporation

7. Please be advised that, should you wish to incorporate by reference this Exhibit A into other filings with us, the Exhibit will need to be clearly identified in the reference by caption or otherwise, including the file number of this Schedule 14A and the filing date so that readers may easily locate this Exhibit. See Rule 411 of Regulation C. As an example, we note that in the Form 10-KSB for the year ended December 31, 2004, under
      Exhibit 3(i), you provide a reference to "Articles of Incorporation and Amendments thereto, incorporated herein by reference to Exhibits of previous filings with the Commission." This reference is insufficient. Please ensure that future filings will comply with Rule 411.

      Please be advised that Company management will clearly identify all exhibits included in the Amendment by the file number of the Amendment/Proxy Statement, the filing date and will assign a specific Exhibit number in accordance with Rule 411 of Regulation C in all other filings the Company shall make with the Commission.

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 28, 2005
Page 5

      Please be advised that pursuant to Staff letters from Kathleen Collins, Accounting Branch Chief to Steven D. Rudnik, President and Chief Executive Officer of the Company, dated September 8, 2005 and October 21, 2005, respectively, the Company is filing via Edgar today its Amendment No. 1 to its Form 10-KSB for the fiscal year ended December 31, 2004, Amendment No. 1 to its Form 10-QSB for the quarter ended March 31, 2005, Amendment No. 1 to its Form 10-QSB for the quarter ended June 30, 2005 and its current report on Form 8-K in connection with the restated financial statements contained in these amendments.

      Please be further advised that the Company is filing today via Edgar the acknowledgments by the Company's officers and directors, of their respective obligations and responsibilities in connection with the accuracy and adequacy of the disclosures contained in the subject Company reports filed with the Commission.

                                                Very truly yours,

                                                /s/ Joseph J. Tomasek
                                                Joseph J. Tomasek, Esq.

Encl.
c:       Commission Staff:
         Daniel Lee, Esq.
         Anne Nguyen, Special Counsel

         Board of Directors:
         Magnitude Information Systems, Inc.






SEC Letter- MAGY.14A filed Sept. 29, 2005- 10-26-05

                       Magnitude Information Systems, Inc.
                               401 State Route 24
                            Chester, New Jersey 07930



                                October 20, 2005


                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------
Filing Desk Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Kathleen Collins, Accounting Branch Chief

        RE: Magnitude Information Systems, Inc. (the "Company") Form 10-KSB for the Fiscal Year Ended
                 December 31, 2004
                 Filed March 30, 2005
                 File No. 000-32485

Dear Ms. Collins:

      The undersigned, including the Chief Executive Officer and the Chief Financial Officer, comprising the executive officers of the Company, and all of the four (4) directors of the Company, hereby acknowledge to the Commission their respective obligations in connection with Amendment No. 1 to the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and Amendments No. 1 to the Company's Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 (collectively, the "Filing"), filed with the Commission via Edgar on or about October 21, 2005, which include that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

      o Staff comments or changes to disclosures in the Filing and the Company's responses to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 20, 2005
Page 7

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                MAGNITUDE INFORMATION SYSTEMS, INC.


                                By:  /s/ Steven D. Rudnik
                                     -----------------------------------
                                     Steven D. Rudnik, President, Chief
                                     Executive Officer and Director

                                By:  /s/ Joerg H. Klaube
                                     ------------------------------------
                                         Joerg H. Klaube, Chief Financial
                                         Officer

                                By:  /s/ Steven Gray
                                     ------------------------------------
                                     Steven Gray, Director

                                By:  /s/ Ivano Angelastri
                                     ------------------------------------
                                     Ivano Angelastri, Director

                                By: /s/ Joseph J. Tomasek
                                    -------------------------------------
                                    Joseph J. Tomasek, Director